FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 29, 2015

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

29 July 2015

Partial Sale of Citizens Financial Group, Inc. Stake

Further to the announcement by The Royal Bank of Scotland Group plc ("RBSG") on 28 July 2015, RBSG today announces the final pricing of the offering of shares in Citizens Financial Group, Inc. ("CFG" or "Citizens") ("the Offering").

The Offering comprises 86 million shares, or 16.0%, of Citizens common stock at a public offering price per share of $26.00.

RBSG has also granted a 15% over-allotment option, under which the underwriters have a 30-day option to purchase an additional 12.9 million shares at the public offering price, less the underwriting discount. If the underwriters exercise this option in full, the total offering size, including the shares pursuant to the over-allotment option, would comprise 98.9 million shares, or 18.4% of Citizens common stock.

Gross proceeds realised by RBSG will be $2.2 billion ($2.6 billion assuming exercise in full of the over-allotment option) with the cash proceeds being used for general business purposes.

Concurrent to the Offering, Citizens also intend to repurchase a further 9.6 million shares ($250m) of CFG common stock from RBSG at the Offering price in a directed buy back.

Following the Offering and the directed buy back, RBSG will continue to hold up to 23.4% of CFG's shares of common stock (20.9% assuming exercise of the entire over-allotment option), which are subject to a 60 day lock-up. During this period, the lock-up agreement is subject to modification, waiver or cancellation.

RBSG will no longer consolidate CFG in its financial statements, recognising an estimated £1.1 billion gain upon deconsolidation (including £0.9 billion reclassified from equity). RBSG will however continue to fully consolidate Citizens for regulatory reporting purposes as it will retain certain veto rights notwithstanding the reduction in its interest in CFG. Therefore, RBSG will continue to include the Risk-Weighted Assets ("RWAs") of CFG in its consolidated RWAs at the current time.

The partial sale is part of RBSG's strategy to fully exit its holding in CFG as part of its European Commission state aid commitments.

Commenting on today's announcement, RBS Chief Executive Officer, Ross McEwan said:

"The sale of Citizens is an integral part of our capital plan. It will help us to create a simpler, stronger and more efficient UK-focussed bank that can better serve the needs of its customers.

"This offering will leave us owning just over 20% of Citizens. We are now targeting to be able to exit Citizens fully by the end of 2015, a year ahead of the original deadline."

Notes:

Citizens Financial Group, Inc. is the 13th largest retail bank holding company in the United States(1), with $137.3 billion in assets as of 30 June 2015. Headquartered in Providence, Rhode Island, the company offers a broad range of retail and commercial banking products and services to individuals, small businesses, middle-market companies, large corporations and institutions. The CFG executive team is led by Bruce Van Saun, Chairman and CEO.

For the financial year ended 31 December 2014 Citizens Financial Group reported a U.S. GAAP profit before income tax of $1,268 million.

Morgan Stanley and Goldman, Sachs & Co are acting as global coordinators and joint book-running managers, and J.P. Morgan and Citigroup are acting as joint book-running managers for this offering. Additionally, Bank of America Merrill Lynch, Credit Suisse, Deutsche Bank Securities, RBS, UBS and Wells Fargo Securities, are also acting as joint book-running managers.

The prospectus relating to the offering may be obtained from: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, Second Floor, New York, New York 10014; Goldman Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, New York 10282, via telephone: 1-866-471-2526 or via email: prospectus-ny@ny.email.gs.com; J.P. Morgan Securities LLC, Attention: Prospectus Department, 1155 Long Island Avenue, Edgewood, NY 11717, via telephone: 866-803-9204; and Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, via telephone: 800-831-9146

The registration statement relating to these securities has been filed and has been declared effective by the Securities and Exchange Commission.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

For further information please contact:

Investors Richard O'Connor Head of Investor Relations +44 (0) 207 672 1758	Media RBS Press Office +44 (0) 131 523 4205

 (1) According to SNL Financial, as at 31st March 2015

This announcement contains forward looking statements with respect to the business, strategy and plans of RBS and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about RBS or RBS management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to future events and circumstances that will or may occur. RBS' actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. The forward looking statements contained in this announcement are made as at the date of this announcement, and RBS undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 July 2015

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary